Exhibit 99.1

HYDRO ONE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)

For the three and six months ended June 30, 2016 and 2015

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars, except per share amounts)	2016	2015	2016	2015
Revenues
Distribution (includes related party revenues of $41 (2015 – $40) and $81 (2015 –$80) for three and six months ended June 30, respectively) (Note 19)	1,152	1,185	2,438	2,574
Transmission (includes related party revenues of $375 (2015 – $364) and $752 (2015 – $770) for three and six months ended June 30, respectively) (Note 19)	381	364	767	770
Other	—	14	—	27

	1,533	1,563	3,205	3,371

Costs
Purchased power (includes related party costs of $337 (2015 – $475) and $1,049 (2015 – $1,274) for three and six months ended June 30, respectively) (Note 19)	803	838	1,699	1,808
Operation, maintenance and administration (Note 19)	254	282	502	560
Depreciation and amortization	191	190	379	377

	1,248	1,310	2,580	2,745

Income before financing charges and income taxes	285	253	625	626
Financing charges	97	93	193	187

Income before income taxes	188	160	432	439
Income taxes (Notes 5, 19)	32	23	64	68

Net income	156	137	368	371

Other comprehensive income	—	—	—	—

Comprehensive income	156	137	368	371

Net income and comprehensive income attributable to:
Noncontrolling interest	1	1	2	3
Preferred shareholder	—	5	—	9
Common shareholder	155	131	366	359

	156	137	368	371

Earnings per common share (Note 17)
Basic and diluted	$1,086	$1,313	$2,571	$3,594

Dividends per common share declared (Note 16)	—	$250	$14	$500

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

HYDRO ONE INC.

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (unaudited)

At June 30, 2016 and December 31, 2015

(millions of Canadian dollars)	June 30, 2016	December 31, 2015
Assets
Current assets:
Cash and cash equivalents	1	89
Accounts receivable (Note 6)	752	772
Due from related parties (Note 19)	216	184
Other current assets (Note 7)	115	100

	1,084	1,145

Property, plant and equipment (Note 8)	18,343	17,893
Other long-term assets:
Regulatory assets	3,073	3,015
Deferred income tax assets (Note 3)	1,339	1,610
Intangible assets (net of accumulated amortization – $301; 2015 – $274)	335	336
Goodwill	165	163
Other assets	6	7

	4,918	5,131

Total assets	24,345	24,169

Liabilities
Current liabilities:
Bank indebtedness	34	—
Short-term notes payable (Note 11)	948	1,491
Accounts payable and other current liabilities (Note 9)	915	858
Due to related parties (Note 19)	15	132
Long-term debt payable within one year (Note 11)	50	500

	1,962	2,981

Long-term liabilities:
Long-term debt (includes $51 measured at fair value; 2015 – $51) (Notes 11, 12)	9,551	8,207
Regulatory liabilities	217	236
Deferred income tax liabilities (Note 3)	40	206
Other long-term liabilities (Note 10)	2,739	2,714

	12,547	11,363

Total liabilities	14,509	14,344

Contingencies and Commitments (Notes 21, 22)
Subsequent Events (Note 24)

Noncontrolling interest subject to redemption	23	23

Equity
Common shares (Note 15)	5,649	6,000
Retained earnings	4,123	3,759
Accumulated other comprehensive loss	(9)	(9)

Hydro One shareholder’s equity	9,763	9,750

Noncontrolling interest	50	52

Total equity	9,813	9,802

	24,345	24,169

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

HYDRO ONE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)

For the six months ended June 30, 2016 and 2015

Six months ended June 30, 2016 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholder’s Equity	Non- controlling Interest	Total Equity
January 1, 2016	6,000	3,759	(9)	9,750	52	9,802
Net income	—	366	—	366	1	367
Other comprehensive income	—	—	—	—	—	—
Distributions to noncontrolling interest	—	—	—	—	(3)	(3)
Dividends on common shares	—	(2)	—	(2)	—	(2)
Return of stated capital (Note 15)	(351)	—	—	(351)	—	(351)

June 30, 2016	5,649	4,123	(9)	9,763	50	9,813

Six months ended June 30, 2015 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholder’s Equity	Non- controlling Interest	Total Equity
January 1, 2015	3,314	4,249	(9)	7,554	49	7,603
Net income	—	368	—	368	2	370
Other comprehensive income	—	—	—	—	—	—
Distributions to noncontrolling interest	—	—	—	—	(1)	(1)
Dividends on preferred shares	—	(9)	—	(9)	—	(9)
Dividends on common shares	—	(50)	—	(50)	—	(50)

June 30, 2015	3,314	4,558	(9)	7,863	50	7,913

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

HYDRO ONE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three and six months ended June 30, 2016 and 2015

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	2016	2015	2016	2015
Operating activities
Net income	156	137	368	371
Environmental expenditures	(7)	(5)	(10)	(9)
Adjustments for non-cash items:
Depreciation and amortization (excluding removal costs)	168	162	332	332
Regulatory assets and liabilities	(12)	(16)	(22)	72
Deferred income taxes	36	1	57	3
Other	(2)	1	—	3
Changes in non-cash balances related to operations (Note 20)	(56)	7	(68)	(59)

Net cash from operating activities	283	287	657	713

Financing activities
Long-term debt issued	—	350	1,350	350
Long-term debt retired	—	—	(450)	—
Short-term notes repaid	(7)	—	(543)	—
Return of stated capital	(125)	—	(351)	—
Change in bank indebtedness	24	(35)	34	(2)
Distributions paid to noncontrolling interest	(1)	(2)	(4)	(2)
Dividends paid	—	(30)	(2)	(59)
Other	—	(1)	(6)	(1)

Net cash from financing activities	(109)	282	28	286

Investing activities
Capital expenditures (Note 20)
Property, plant and equipment	(398)	(418)	(755)	(757)
Intangible assets	(15)	(4)	(28)	(9)
Net cash paid for Haldimand Hydro	—	(58)	—	(58)
Other	—	—	10	(5)

Net cash used in investing activities	(413)	(480)	(773)	(829)

Net change in cash and cash equivalents	(239)	89	(88)	170
Cash and cash equivalents, beginning of period	240	181	89	100

Cash and cash equivalents, end of period	1	270	1	270

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

HYDRO ONE INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the three and six months ended June 30, 2016 and 2015

1. DESCRIPTION OF THE BUSINESS

Hydro One Inc. (Hydro One or the Company) was incorporated on December 1, 1998, under the Business Corporations Act (Ontario) and is wholly owned by Hydro One Limited. On October 31, 2015, Hydro One Limited, a subsidiary of the Province of Ontario (Province), acquired Hydro One. The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

These unaudited condensed interim Consolidated Financial Statements (Consolidated Financial Statements) include the accounts of the Company and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated.

Earnings for interim periods may not be indicative of results for the year due to the impact of seasonal weather conditions on customer demand and market pricing.

Basis of Accounting

These Consolidated Financial Statements are prepared and presented in accordance with United States (US) Generally Accepted Accounting Principles (GAAP) and in Canadian dollars.

The accounting policies applied are consistent with those outlined in Hydro One’s annual audited consolidated financial statements for the year ended December 31, 2015, except as described in Note 3, New Accounting Pronouncements – Recently Adopted Accounting Guidance. These Consolidated Financial Statements reflect adjustments, that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2015 annual audited consolidated financial statements. Certain comparative figures have been reclassified to conform with the current period’s presentation.

3. NEW ACCOUNTING PRONOUNCEMENTS

The following tables present Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One:

Recently Adopted Accounting Guidance

ASU	Date issued	Description	Effective date	Impact on Hydro One
2015-03	April 2015	Debt issuance costs are required to be presented on the balance sheet as a direct deduction from the carrying amount of the related debt liability consistent with debt discounts or premiums.	January 1, 2016	Reclassification of deferred debt issuance costs and net unamortized debt premiums as an offset to long-term debt. Applied retrospectively. (See note 11)
2015-17	November 2015	All deferred tax assets and liabilities are required to be classified as noncurrent on the balance sheet.	January 1, 2017

To simplify reporting, this ASU was early adopted as of April 1, 2016 and applied prospectively. As a result, the current portions of the Company’s deferred income tax assets are reclassified as noncurrent assets on the consolidated Balance Sheet.

Prior periods were not retrospectively adjusted. (See note 7)

HYDRO ONE INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2016 and 2015

Recently Issued Accounting Guidance Not Yet Adopted

ASU	Date issued	Description	Effective date	Anticipated impact on Hydro One
2016-02	February 2016	Lessees are required to recognize the rights and obligations resulting from operating leases as assets (right to use the underlying asset for the term of the lease) and liabilities (obligation to make future lease payments) on the balance sheet. An exemption election is available for short-term leases.	January 1, 2019	Under assessment
2016-09	March 2016	This guidance simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows.	January 1, 2017	Under assessment
2016-10	April 2016	This guidance clarifies the identification of performance obligations and the implementation of the licensing guidance with respect to revenue from contracts with customers.	January 1, 2018	Under assessment
2016-12	May 2016	This guidance aims to simplify the transition to the new standard on accounting for revenue from contracts with customers (ASU 2014-09) and to clarify certain aspects of the new standard.	January 1, 2018	Under assessment

4. BUSINESS COMBINATIONS

Great Lakes Power Transmission Purchase Agreement

On January 28, 2016, Hydro One reached an agreement to acquire Great Lakes Power Transmission LP, an Ontario regulated electricity transmission business operating along the eastern shore of Lake Superior, north and east of Sault Ste. Marie, Ontario from Brookfield Infrastructure, for $222 million in cash, subject to customary adjustments, plus the assumption of approximately $151 million in outstanding indebtedness. The acquisition is pending regulatory approval by the Ontario Energy Board (OEB).

5. INCOME TAXES

Income taxes / provision for payments in lieu of corporate income taxes (PILs) differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate. The reconciliation between the statutory and the effective tax rates is provided as follows:

Six months ended June 30 (millions of Canadian dollars)	2016	2015
Income taxes / provision for PILs at statutory rate	115	116

Increase (decrease) resulting from:
Net temporary differences included in amounts charged to customers:
Capital cost allowance in excess of depreciation and amortization	(23)	(23)
Pension contributions in excess of pension expense	(8)	(12)
Overheads capitalized for accounting but deducted for tax purposes	(7)	(7)
Interest capitalized for accounting but deducted for tax purposes	(9)	(7)
Environmental expenditures	(4)	(3)
Non-refundable investment tax credits	(1)	(1)
Other	1	4

Net temporary differences	(51)	(49)
Net permanent differences	—	1

Total income taxes / provision for PILs	64	68

Effective income tax rate	14.8%	15.5%

HYDRO ONE INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2016 and 2015

6. ACCOUNTS RECEIVABLE

The following table shows the details of accounts receivable at June 30, 2016 and December 31, 2015:

(millions of Canadian dollars)	June 30, 2016	December 31, 2015
Accounts receivable – billed	410	374
Accounts receivable – unbilled	382	459

Accounts receivable, gross	792	833
Allowance for doubtful accounts	(40)	(61)

Accounts receivable, net	752	772

The following table shows the movements in the allowance for doubtful accounts for the six months ended June 30, 2016 and year ended December 31, 2015:

(millions of Canadian dollars)	Six months ended June 30, 2016	Year ended December 31, 2015
Allowance for doubtful accounts – beginning	(61)	(66)
Write-offs	17	37
Change in allowance for doubtful accounts	4	(32)

Allowance for doubtful accounts – ending	(40)	(61)

7. OTHER CURRENT ASSETS

(millions of Canadian dollars)	June 30, 2016	December 31, 2015
Regulatory assets	40	36
Materials and supplies	20	21
Deferred income tax assets (Note 3)	—	19
Prepaid expenses and other assets	55	24

	115	100

8. PROPERTY, PLANT AND EQUIPMENT

(millions of Canadian dollars)	June 30, 2016	December 31, 2015
Property, plant and equipment in service	26,395	25,911
Less: accumulated depreciation	(9,604)	(9,319)

	16,791	16,592
Construction in progress	1,393	1,144
Future use land, components and spares	159	157

	18,343	17,893

9. ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

(millions of Canadian dollars)	June 30, 2016	December 31, 2015
Accounts payable	169	152
Accrued liabilities	622	591
Accrued interest	101	96
Regulatory liabilities	23	19

	915	858

HYDRO ONE INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2016 and 2015

10. OTHER LONG-TERM LIABILITIES

(millions of Canadian dollars)	June 30, 2016	December 31, 2015
Post-retirement and post-employment benefit liability (Note 13)	1,576	1,541
Pension benefit liability (Note 13)	935	952
Environmental liabilities (Note 14)	177	185
Due to related parties (Note 19)	21	10
Asset retirement obligations	9	9
Long-term accounts payable and other liabilities	21	17

	2,739	2,714

11. DEBT AND CREDIT AGREEMENTS

Short-Term Notes and Credit Facilities

Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under its Commercial Paper Program which has a maximum authorized amount of $1.5 billion. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The Commercial Paper Program is supported by the Company’s committed revolving credit facilities totalling $2.3 billion. At June 30, 2016, Hydro One had $948 million in commercial paper borrowings outstanding (December 31, 2015 – $1,491 million).

Long-Term Debt

The Company issues notes for long-term financing under its Medium-Term Note (MTN) Program. The maximum authorized principal amount of notes issuable under the current MTN Program filed in December 2015 is $3.5 billion. At June 30, 2016, $2,150 million remained available for issuance until January 2018.

The following table presents Hydro One’s outstanding long-term debt at June 30, 2016 and December 31, 2015:

(millions of Canadian dollars)	June 30, 2016	December 31, 2015
Notes and debentures	9,623	8,723
Add: Net unamortized debt premiums[2]	16	17
Add: Unrealized mark-to-market loss[1]	1	1
Less: Deferred debt issuance costs[2]	(39)	(34)
Less: Long-term debt payable within one year	(50)	(500)

Long-term debt	9,551	8,207

[1]	The unrealized mark-to-market loss relates to $50 million of Series 33 notes due 2020. The unrealized mark-to-market loss is offset by a $1 million (2015 – $1 million) unrealized mark-to-market gain on the related fixed-to-floating interest-rate swap agreements, which are accounted for as fair value hedges.

[2]	Effective January 1, 2016, deferred debt issuance costs and net unamortized debt premiums were reclassified from other long-term assets and other long-term liabilities, respectively, as an offset to long-term debt upon adoption of ASU 2015-03 (see Note 3). Balances as at December 31, 2015 were updated to reflect the retrospective adoption of ASU 2015-03.

On February 24, 2016, Hydro One issued the following notes under its MTN Program:

•	$500 million notes (MTN Series 34 notes) with a maturity date of February 24, 2021 and a coupon rate of 1.84%;

•	$500 million notes (MTN Series 35 notes) with a maturity date of February 24, 2026 and a coupon rate of 2.77%; and

•	$350 million notes (MTN Series 36 notes) with a maturity date of February 23, 2046 and a coupon rate of 3.91%.

On March 3, 2016, Hydro One repaid $450 million of maturing long-term debt notes (MTN Series 10 notes) under its MTN Program.

HYDRO ONE INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2016 and 2015

Principal repayments and related weighted average interest rates are summarized by the number of years to maturity in the following table:

Years to Maturity	Long-term Debt Principal Repayments (millions of Canadian dollars)	Weighted Average Interest Rate (%)
1 year	50	1.3
2 years	600	5.2
3 years	978	2.4
4 years	650	2.9
5 years	500	1.8

	2,778	3.0
6 – 10 years	1,100	3.0
Over 10 years	5,745	5.4

	9,623	4.4

Interest payment obligations related to long-term debt are summarized by year in the following table:

Year	Interest Payments (millions of Canadian dollars)
Remainder of 2016	212
2017	423
2018	392
2019	369
2020	359

1,755
2021-2025	1,638
2026 +	4,367

7,760

12. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Non-Derivative Financial Assets and Liabilities

At June 30, 2016 and December 31, 2015, the Company’s carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, bank indebtedness, short-term notes payable, accounts payable, and due to related parties are representative of fair value because of the short-term nature of these instruments.

Fair Value Measurements of Long-Term Debt

The fair values and carrying values of the Company’s long-term debt at June 30, 2016 and December 31, 2015 are as follows:

	June 30, 2016		December 31, 2015
(millions of Canadian dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt
$50 million of MTN Series 33 notes[1]	51	51	51	51
Other notes and debentures[2]	9,550	11,333	8,656	9,942

	9,601	11,384	8,707	9,993

[1]	The fair value of the $50 million MTN Series 33 notes subject to hedging is primarily based on changes in the present value of future cash flows due to a change in the yield in the swap market for the related swap (hedged risk).
[2]	The fair value of other notes and debentures represents the market value of the notes and debentures and is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.

Fair Value Measurements of Derivative Instruments

At June 30, 2016, Hydro One had an interest-rate swap in the notional amount of $50 million (December 31, 2015 – $50 million) that was used to convert fixed-rate debt to floating-rate debt. This swap is classified as a fair value hedge. Hydro One’s fair value hedge exposure was equal to about 1% (December 31, 2015 – 1%) of the principal amount of its total long-term debt of $9,623 million (December 31, 2015 – $8,723 million).

HYDRO ONE INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2016 and 2015

Fair Value Hierarchy

The fair value hierarchy of financial assets and liabilities at June 30, 2016 and December 31, 2015 is as follows:

June 30, 2016 (millions of Canadian dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	1	1	1	—	—
Derivative instruments
Fair value hedge – interest-rate swap	1	1	1	—	—

	2	2	2	—	—

Liabilities:
Bank indebtedness	34	34	34	—	—
Short-term notes payable	948	948	948	—	—
Long-term debt, including current portion	9,601	11,384	—	11,384	—

	10,583	12,366	982	11,384	—

December 31, 2015 (millions of Canadian dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	89	89	89	—	—
Derivative instruments
Fair value hedge – interest-rate swap	1	1	1	—	—

	90	90	90	—	—

Liabilities:
Short-term notes payable	1,491	1,491	1,491	—	—
Long-term debt, including current portion	8,707	9,993	—	9,993	—

	10,198	11,484	1,491	9,993	—

The fair value of the hedged portion of the long-term debt is primarily based on the present value of future cash flows using a swap yield curve to determine the assumption for interest rates. The fair value of the unhedged portion of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.

There were no significant transfers between any of the fair value levels during the six months ended June 30, 2016 or year ended December 31, 2015.

Risk Management

Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.

Market Risk

Market risk refers primarily to the risk of loss that results from changes in costs, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates as its regulated return on equity is derived using a formulaic approach that takes into account anticipated interest rates. The Company is not currently exposed to material commodity price risk or material foreign exchange risk.

The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company utilizes interest-rate swaps, which are typically designated as fair value hedges, as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments to lock in interest-rate levels in anticipation of future financing.

Fair Value Hedges

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the Consolidated Statements of Operations and Comprehensive Income. The net unrealized loss (gain) on the hedged debt and the related interest-rate swaps for the three and six months ended June 30, 2016 and 2015 was not significant.

Credit Risk

Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At June 30, 2016 and December 31, 2015, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a significant amount

HYDRO ONE INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2016 and 2015

of revenue from any single customer. At June 30, 2016 and December 31, 2015, there was no significant accounts receivable balance due from any single customer.

At June 30, 2016, the Company’s provision for bad debts was $40 million (December 31, 2015 – $61 million). Adjustments and write-offs were determined on the basis of a review of overdue accounts, taking into consideration historical experience. At June 30, 2016, approximately 8% (December 31, 2015 – 6%) of the Company’s net accounts receivable were aged more than 60 days.

Hydro One manages its counterparty credit risk through various techniques including: entering into transactions with highly-rated counterparties; limiting total exposure levels with individual counterparties; entering into master agreements which enable net settlement and the contractual right of offset; and monitoring the financial condition of counterparties. The Company monitors current and forward credit exposure to counterparties both on an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the Consolidated Balance Sheets.

Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts at the reporting date. At June 30, 2016 and December 31, 2015, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was not significant. At June 30, 2016, Hydro One’s credit exposure for all derivative instruments, and applicable payables and receivables, had a credit rating of investment grade, with one financial institution as the counterparty.

Liquidity Risk

Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the revolving standby facilities. The short-term liquidity under the Commercial Paper Program, and anticipated levels of funds from operations are expected to be sufficient to fund normal operating requirements.

13. PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

Estimated 2016 annual pension plan contributions are approximately $108 million, based on an actuarial valuation as at December 31, 2015 and projected levels of 2016 pensionable earnings. Employer contributions made during the six months ended June 30, 2016 were $75 million (2015 – $89 million).

The following table provides the components of the net periodic benefit costs for the three and six months ended June 30, 2016 and 2015:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Three months ended June 30 (millions of Canadian dollars)	2016	2015	2016	2015
Current service cost	36	37	10	11
Interest cost	77	76	16	16
Expected return on plan assets, net of expenses[1]	(108)	(102)	—	—
Actuarial loss amortization	24	30	2	3

Net periodic benefit costs	29	41	28	30

Charged to results of operations[2]	3	22	11	14

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Six months ended June 30 (millions of Canadian dollars)	2016	2015	2016	2015
Current service cost	72	74	21	22
Interest cost	154	152	33	32
Expected return on plan assets, net of expenses[1]	(217)	(204)	—	—
Actuarial loss amortization	48	60	4	6

Net periodic benefit costs	57	82	58	60

Charged to results of operations[2]	25	41	24	26

[1]	The expected long-term rate of return on pension plan assets for the year ending December 31, 2016 is 6.5% (2015 – 6.5%).
[2]	The Company follows the cash basis of accounting consistent with the inclusion of pension costs in OEB-approved rates. During the three and six months ended June 30, 2016, pension costs of $7 million (2015 – $48 million) and $57 million (2015 – $90 million), respectively, were attributed to labour, of which $3 million (2015 – $22 million) and $25 million (2015 – $41 million), respectively, were charged to operations, and $4 million (2015 – $26 million) and $32 million (2015 – $49 million), respectively, were capitalized as part of the cost of property, plant and equipment and intangible assets.

HYDRO ONE INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2016 and 2015

14. ENVIRONMENTAL LIABILITIES

Hydro One records a liability for the estimated future expenditures for land assessment and remediation and for the phase-out and destruction of PCB-contaminated mineral oil removed from electrical equipment when it is determined that future environmental remediation expenditures are probable under existing statute or regulation and the amount of the future expenditures can be reasonably estimated. Future expenditures have been discounted using factors ranging from approximately 2.0% to 6.3%, depending on the period over which expenditures are expected to be incurred.

During the six months ended June 30, 2016, total environmental expenditures were $10 million (2015 – $9 million) and interest accretion was $4 million (2015 – $5 million). At June 30, 2016, total environmental liabilities, including the current portion, were $201 million (December 31, 2015 – $207 million).

15. SHARE CAPITAL

Common Shares

The Company is authorized to issue an unlimited number of common shares. At June 30, 2016, the Company had 142,239 common shares issued and outstanding.

During the three and six months ended June 30, 2016, a return of stated capital in the amount of $125 million (2015 – $nil) and $351 million (2015 – $nil), respectively, was paid.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At June 30, 2016 and December 31, 2015, the Company had no issued and outstanding preferred shares.

16. DIVIDENDS

During the three months ended June 30, 2016, preferred share dividends in the amount of $nil (2015 – $5 million) and common share dividends in the amount of $nil (2015 – $25 million) were declared.

During the six months ended June 30, 2016, preferred share dividends in the amount of $nil (2015 – $9 million) and common share dividends in the amount of $2 million (2015 – $50 million) were declared.

17. EARNINGS PER SHARE

Basic and diluted earnings per common share (EPS) is calculated by dividing net income attributable to common shareholder of Hydro One by the weighted average number of common shares outstanding. The weighted average number of shares outstanding during the six months ended June 30, 2016 was 142,239 (2015 – 100,000). There were no dilutive securities during six months ended June 30, 2016 and 2015.

18. STOCK-BASED COMPENSATION

Long-term Incentive Plan

On March 31, 2016, Hydro One Limited granted awards under the Long-term Incentive Plan. These awards consist of approximately 124,120 Performance Stock Units and 149,120 Restricted Stock Units, all of which are equity settled in Hydro One Limited shares. The grant date fair value of the awards was $7 million. The compensation expense recognized by the Company relating to these awards during the three and six months ended June 30, 2016 was not significant. No long-term incentives were awarded during the three and six months ended June 30, 2015.

HYDRO ONE INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2016 and 2015

19. RELATED PARTY TRANSACTIONS

The Province is the majority shareholder of Hydro One Limited. The Independent Electricity System Operator (IESO), Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), the OEB, Hydro One Brampton Networks Inc. (Hydro One Brampton) and Hydro One Telecom Inc. (Hydro One Telecom) are related parties to Hydro One because they are controlled or significantly influenced by the Province or by Hydro One Limited.

		Three months ended June 30		Six months ended June 30
		2016	2015	2016	2015
Related Party	Transaction	(millions of Canadian dollars)
Province	Dividends paid	—	30	—	59
IESO	Power purchased	335	471	1,045	1,262
	Revenues for transmission services (based on OEB-approved uniform transmission rates)	375	363	751	768
	Distribution revenues related to rural rate protection	32	32	63	64
	Distribution revenues related to the supply of electricity to remote northern communities	8	8	16	16
	Funding received related to Conservation and Demand Management programs	17	11	24	23
OPG	Power purchased	1	2	3	8
	Revenues related to provision of construction and equipment maintenance services	—	1	1	3
	Costs expensed related to the purchase of services	—	—	1	1
OEFC	Payments in lieu of corporate income taxes	—	14	—	32
	Power purchased from power contracts administered by the OEFC	1	2	1	4
	Indemnification fee paid (terminated effective October 31, 2015)	—	—	—	5
OEB	OEB fees	3	3	7	6
Hydro One Limited	Return of stated capital	125	—	351	—
	Dividends paid	—	—	2	—
	Stock-based compensation costs	6	—	11	—
Hydro One Brampton	Revenues from management, administrative and smart meter network services	1	—	2	—
Hydro One Telecom	Services provided to Hydro One – costs expensed	7	—	13	—
	Services provided to Hydro One – costs capitalized	3	—	6	—

Sales to and purchases from related parties are based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are interest free and settled in cash.

The amounts due to and from related parties as a result of the transactions referred to above are as follows:

(millions of Canadian dollars)	June 30, 2016	December 31, 2015
Due from related parties[1]	216	184
Due to related parties[1]	(36)	(142)

[1]	At June 30, 2016, amounts due from related parties included net amount due from the IESO of $17 million in respect of power purchases (December 31, 2015 – amounts due to related parties included amounts owing to the IESO of $134 million).

HYDRO ONE INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2016 and 2015

20. CONSOLIDATED STATEMENTS OF CASH FLOWS

The changes in non-cash balances related to operations consist of the following:

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	2016	2015	2016	2015
Accounts receivable	92	100	20	15
Due from related parties	(53)	21	(32)	47
Materials and supplies	—	—	1	(1)
Prepaid expenses and other assets	(23)	(3)	(30)	(2)
Accounts payable	15	19	21	7
Accrued liabilities	32	(4)	25	18
Due to related parties	(120)	(130)	(117)	(175)
Accrued interest	(19)	(17)	5	(1)
Long-term accounts payable and other liabilities	4	1	4	(3)
Post-retirement and post-employment benefit liability	16	20	35	36

	(56)	7	(68)	(59)

Capital Expenditures

The following table provides a reconciliation between investments in property, plant and equipment and the amount presented in the Consolidated Statements of Cash Flows after accounting for capitalized depreciation and the net change in related accruals:

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	2016	2015	2016	2015
Capital investments in property, plant and equipment	(400)	(425)	(766)	(765)
Capitalized depreciation and net change in accruals included in capital investments in property, plant and equipment	2	7	11	8

Capital expenditures – property, plant and equipment	(398)	(418)	(755)	(757)

The following table provides a reconciliation between investments in intangible assets and the amount presented in the Consolidated Statements of Cash Flows after accounting for the net change in related accruals:

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	2016	2015	2016	2015
Capital investments in intangible assets	(16)	(4)	(28)	(9)
Net change in accruals included in capital investments in intangible assets	1	—	—	—

Capital expenditures – intangible assets	(15)	(4)	(28)	(9)

Supplementary Information

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	2016	2015	2016	2015
Net interest paid	122	122	202	207
Income taxes / PILs paid	5	14	13	32

21. CONTINGENCIES

Legal Proceedings

Hydro One is involved in various lawsuits, claims and regulatory proceedings in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

Transfer of Assets

The transfer orders by which the Company acquired certain of Ontario Hydro’s businesses as of April 1, 1999 did not transfer title to some assets located on Reserves (as defined in the Indian Act (Canada)). Currently, the OEFC holds these assets. Under the terms of the transfer orders, the Company is required to manage these assets until it has obtained all consents necessary to complete the transfer of title of these assets to itself. The Company cannot predict the aggregate amount that it may have to pay, either on an annual or one-time basis, to obtain the required consents. If the Company cannot obtain the required consents, the OEFC will continue to hold these assets for an indefinite period of time. If the Company cannot reach a

HYDRO ONE INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2016 and 2015

satisfactory settlement, it may have to relocate these assets to other locations at a cost that could be substantial or, in a limited number of cases, to abandon a line and replace it with diesel-generation facilities. The costs relating to these assets could have a material adverse effect on the Company’s results of operations if the Company is not able to recover them in future rate orders.

22. COMMITMENTS

The following table presents a summary of Hydro One’s commitments under leases, outsourcing and other agreements due in the next 5 years and thereafter.

June 30, 2016 (millions of Canadian dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing agreements	144	117	91	46	2	10
Long-term software/meter agreement	16	17	17	17	9	5
Operating lease commitments	10	8	5	5	4	2

Hydro One currently has outstanding bank letters of credit of $139 million relating to retirement compensation arrangements. Hydro One also provides prudential support to the IESO in the form of letters of credit. At June 30, 2016, Hydro One provided a letter of credit to the IESO in the amount of $5 million to meet its current prudential requirements. In addition, Hydro One provided prudential support to the IESO on behalf of its subsidiaries as required by the IESO’s Market Rules, using parental guarantees of $330 million.

23. SEGMENTED REPORTING

Hydro One has three reportable segments:

•	The Transmission Business, which comprises the transmission of high voltage electricity across the province, interconnecting more than 70 local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid;

•	The Distribution Business, which comprises the delivery of electricity to end customers and certain other municipal electricity distributors; and

•	Other Business, which includes certain corporate activities. The comparative information also includes the operations of Hydro One Telecom.

The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the chief operating decision maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and income taxes from continuing operations (excluding certain allocated corporate governance costs).

Segment information is as follows:

Three months ended June 30, 2016 (millions of Canadian dollars)	Transmission	Distribution	Other	Consolidated
Revenues	381	1,152	—	1,533
Purchased power	—	803	—	803
Operation, maintenance and administration	97	146	11	254
Depreciation and amortization	94	97	—	191

Income (loss) before financing charges and income taxes	190	106	(11)	285

Capital investments	238	178	—	416

Three months ended June 30, 2015 (millions of Canadian dollars)	Transmission	Distribution	Other	Consolidated
Revenues	364	1,185	14	1,563
Purchased power	—	838	—	838
Operation, maintenance and administration	98	168	16	282
Depreciation and amortization	94	94	2	190

Income (loss) before financing charges and income taxes	172	85	(4)	253

Capital investments	234	192	3	429

HYDRO ONE INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and six months ended June 30, 2016 and 2015

Six months ended June 30, 2016 (millions of Canadian dollars)	Transmission	Distribution	Other	Consolidated
Revenues	767	2,438	—	3,205
Purchased power	—	1,699	—	1,699
Operation, maintenance and administration	198	289	15	502
Depreciation and amortization	189	190	—	379

Income (loss) before financing charges and income taxes	380	260	(15)	625

Capital investments	473	321	—	794

Six months ended June 30, 2015 (millions of Canadian dollars)	Transmission	Distribution	Other	Consolidated
Revenues	770	2,574	27	3,371
Purchased power	—	1,808	—	1,808
Operation, maintenance and administration	197	334	29	560
Depreciation and amortization	188	186	3	377

Income (loss) before financing charges and income taxes	385	246	(5)	626

Capital investments	445	324	5	774

Total Assets by Segment:

(millions of Canadian dollars)	June 30, 2016	December 31, 2015
Transmission	12,259	12,045
Distribution	9,218	9,200
Other	2,868	2,924

Total assets	24,345	24,169

All revenues, costs and assets, as the case may be, are earned, incurred or held in Canada.

24. SUBSEQUENT EVENTS

Return of Stated Capital

On August 11, 2016, a return of stated capital in the amount of $129 million was approved.